UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 24, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                        KPN acquires Enertel, dated 24 May 2006.

Press release

KPN acquires Enertel	Date
24 May 2005

Number
038pe

KPN will acquire Dutch Telecom Company Enertel N.V. from the investment company Greenfield Capital for a total consideration of EUR 10 million. This takeover strengthens KPN’s position in the new world of IP-based services and further consolidates its position in the traditional markets like dial-in services and leased line connections. Enertel’s data centre will give KPN additional capacity to service its customers in the growing market for hosting services. Furthermore, the more than 200 hotspot locations of Enertel will be incorporated into KPN Hotspots, boosting KPN’s position in the WiFi hotspot market in the Netherlands.

The transaction, however, excludes Enertel’s WLL license and its related business which will remain at Greenfield Capital who will continue to run it. KPN’s takeover of Enertel will be subject to the approval of the Dutch Competition Authority (NMa).

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus and BASE, KPN occupies a strong position in the mobile markets in Germany and Belgium respectively.

As of March 31, 2006, KPN’s 28,647 employees served 6.7 million fixed-line subscribers and 2.2 million Internet customers in the Netherlands as well as 21.6 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt.

About Enertel

Enertel N.V. is a Carrier & Wholesale provider with supplementary activities providing the business retail market with services in telephony, data and managed services. The company also has hotspot locations and a Wireless Local Loop license both operating under Enertel Wireless BV.

For more information about Enertel, contact Ellen Harent, +31 10 880 3147

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 24, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel